Mail Stop 4561
      August 9, 2005

Ronald A. Walko
President and Chief Executive Officer
300 Market Street, P.O. Box 967
Williamsport, Pennsylvania 17703


      Re:	Penns Woods Bancorp, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		File No. 000-17077

Dear Mr. Walko:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to the issue we have addressed in our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the year ended December 31, 2004:

Financial Statements

Report of Independent Registered Public Accounting Firm, page 31

1. Please amend your Form 10-K to include a signed opinion from your independent auditor. Refer to Rule 2-02(a) of Regulation S-X.




Note 1 - Operations and Summary of Significant Accounting
Policies,
page 36

2. Please tell us and in future filings disclose the nature of the insurance products you offer through The M Group. Tell us whether any of these products are offered as an integral part of your lending activities and if so, to what extent.

3. Please tell us your policy for recognizing insurance commissions.
In light of the significance of insurance commissions to your results of operations, please disclose your related accounting policies in future filings.

4. Please tell us how you considered the guidance of SAB Topic 13 and address the following for each significant type of insurance product:

* Explain the typical coverage period (i.e. monthly, annually, etc);
* At what point of the transaction do you substantially complete or fulfill the contractual terms of the sales arrangement;
* When collection of the insurance commission is received (i.e. up-front, monthly, quarterly, etc); and
* Whether any portion of the insurance commission refundable and if so, what the terms are.


   As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please contact Nancy Maloney Staff Accountant at (202) 551-3427 or me at (202) 551-3449 if you have questions.

   							Sincerely,



Joyce Sweeney
Accounting Branch Chief




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Ronald A. Walko
Penns Woods Bancorp
August 9, 2005
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